Exhibit 99.54

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is made as of the _2__ day of __October________, 2020,

BETWEEN:

SKEENA RESOURCES LIMITED
a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Company”),

– and –

BARRICK GOLD INC.,
a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Investor”).

RECITALS:

A.	Pursuant to an amended and restated option agreement dated as of August 3, 2020 between the Investor and the Company (the “Option Agreement”), the Company has agreed, among other things, to issue 22,500,000 Common Shares (the “Shares”) and 11,250,000 warrants to purchase Common Shares at an exercise price of $2.70 per Common Share (the “Warrants”), to the Investor at the Closing.

B.	In connection with the Closing and the issuance of the Shares and the Warrants, the Company has agreed to grant certain rights to the Investor as set forth herein.

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1.

GENERAL

1.1          Definitions

As used in this Agreement the following terms shall have the following respective meanings and grammatical variations of such terms shall have corresponding meanings:

“Acting Jointly or in Concert” has the meaning set forth in Section 5.1(a)(i);

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more Persons, Controls, or is Controlled by, or is under common Control with, such specified Person;

“Agreement” means this investor rights agreement between the Company and the Investor, as amended from time to time in accordance with the terms hereof;

“Board” means the board of directors of the Company;

“Board Designee” has the meaning set forth in Section 2.1(a);

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia or in the Province of Ontario;

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Company is a reporting issuer (or has analogous status);

“Canadian Securities Laws” means all applicable Canadian securities laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada and, where applicable, the rules or policies of the Exchange;

“Closing” has the meaning set forth in the Option Agreement;

“Closing Date” means the date on which the Closing occurs;

“Common Shares” means the common shares in the authorized share structure of the Company;

“Company” has the meaning set forth in the preamble hereto;

“Control”, “Controlled by” and “under common Control with”, as used with respect to any Person, means the beneficial ownership of more than 50% of the outstanding voting securities of such Person or the ability to elect the majority of the directors of such Person;

“Convertible Securities” means any security convertible, exchangeable or exercisable for or into, with or without consideration, Common Shares or other equity or voting securities of the Company, including any convertible debt securities, warrants, options or other rights issued by the Company;

“Dilutive Issuance” has the meaning set forth in Section 3.3(a);

“Downsize Notice” has the meaning set forth in Section 3.4(d)(ii);

“Downsized Entitlement” has the meaning set forth in Section 3.4(d)(ii);

“Exchange” means, as applicable, the TSX Venture Exchange or the Toronto Stock Exchange or the principal stock exchange or quotation system on which the Common Shares are listed;

“Exercise Notice” has the meaning set forth in Section 3.4(a);

“Governmental Entity” means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government; (c) any court, commission, individual arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; or (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association;

“Investor” has the meaning set forth in the preamble hereto;

“Issuance” has the meaning set forth in Section 3.1;

“M&A Transaction” means any amalgamation, merger, arrangement, corporate reorganization, acquisition, share or asset purchase or other business transaction involving the Company or any of its Subsidiaries, but shall exclude, for greater certainty, any internal reorganization undertaken by the Company.

“Market Price” means, in respect of any date, the “Market Price” of the Common Shares as determined in respect of such date pursuant to the TSX Company Manual, if the Common Shares are listed on the TSX at the relevant time, pursuant to the TSX Venture Exchange Corporate Finance Policies, if the Common Shares are listed on the TSX Venture Exchange at the relevant time, or if the Common Shares are not listed on the TSX or the TSX Venture Exchange at the relevant time, the closing price of the Common Shares on the trading day immediately prior to such date on such other exchange or marketplace as such shares are then traded (or at the “Market Price” otherwise determined pursuant to the rules of such other exchange or marketplace, if different);

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Non-Cash Transaction” means a transaction, other than a Significant M&A Transaction, in which the Company issues Common Shares for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business combination resulting in a combined corporation;

“Offered Securities” means any equity securities, voting securities or Convertible Securities of the Company;

“Offering” has the meaning set forth in Section 3.1;

“Offering Notice” has the meaning set forth in Section 3.1;

“Option Agreement” has the meaning set forth in the recitals hereto;

“Participation Right” has the meaning set forth in Section 3.2(a);

“Participation Right Notice Period” has the meaning set forth in Section 3.4(b);

“Parties” means, together, the Company and the Investor;

“Permitted Assign” means any Affiliate of the Investor;

“Person” means any individual, corporation or company with or without share capital, partnership, joint venture, association, trust, unincorporated organization, trustee, executor, administrator or other legal personal representative, Governmental Entity or entity however designated or constituted;

“Share Transaction” has the meaning set forth in Section 5.1(a)(i);

“Shareholder” means a shareholder of the Company and “Shareholders” means all of them;

“Significant M&A Transaction” means an M&A Transaction that results in the issuance, for non-cash consideration, of a number of Common Shares that is greater than 50% of the Company’s then issued and outstanding Common Shares (calculated immediately prior to such issuance).

“Spring Event” has the meaning set forth in Section 5.1(b);

“Stock Option Plan” means the existing stock option plan of the Company, last approved by the Shareholders on January 10, 2020;

“Subsidiary” means, with respect to any specified Person, any other Person that is (a) Controlled by the first Person or (b) Controlled by one or more Persons each of which is Controlled, directly or indirectly, by the first Person;

“Third Party” means any Person other than the Company and any of its Affiliates and the Investor and any of its Affiliates;

“Top-up Notice” has the meaning set forth in Section 3.3(c);

“Top-up Offering” has the meaning set forth in Section 3.4(c);

“Top-up Right” has the meaning set forth in Section 3.3(a);

“Top-up Securities” means (i) Common Shares issued to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to the Stock Option Plan or any other security compensation plan of the Company (A) during the period beginning on July 5, 2020 and ending on November 5, 2020, but only in respect of Convertible Securities issued during that period and (B) on or after the date hereof; and (ii) Common Shares issued pursuant to a Non-Cash Transaction.

“Top-up Shares” has the meaning set forth in Section 3.3(a);

“Top-up Threshold” has the meaning set forth in Section 3.3(b);

“Transaction” has the meaning set forth in Section 5.1(b)(i);

“Upsize Notice” has the meaning set forth in Section 3.4(d);

“Upsize Option” has the meaning set forth in Section 3.4(d); and

“Warrants” has the meaning set forth in the recitals hereto.

1.2         Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this investor rights agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa;

(e)	and words importing the use of any gender shall include all genders;

(f)	the word “including” is deemed to mean “including without limitation”;

(g)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3          Recitals

The recitals form an integral part of this Agreement.

1.4         Currency

Except where otherwise expressly provided, all currency or money amounts in this Agreement are stated in Canadian dollars.

1.5         Time of Essence

Time shall be of the essence of this Agreement.

1.6	Determining Investor’s Percentage Ownership

(a)	All references to the Investor’s percentage ownership of Common Shares shall be calculated on a non-diluted basis, except as otherwise provided in this Agreement, and shall include all Common Shares owned directly or indirectly by the Investor, including Common Shares beneficially owned by Affiliates of the Investor.

(b)	In determining whether the Investor owns, directly or indirectly, at any time at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, any Common Shares issued as a result of Dilutive Issuances shall be treated as follows:

(i)	if the Investor has not yet had an opportunity to exercise its Top-up Right in respect of any Common Shares issued as a result of Dilutive Issuances as contemplated by Section 3.3(b), any Common Shares issued as a result of such Dilutive Issuances shall be disregarded for the purposes of determining the percentage of Common Shares owned by the Investor, and the Investor shall be deemed to own the percentage of Common Shares it would have held at such time if such Dilutive Issuances had not occurred; and

(ii)	if the Investor has had the opportunity in accordance with Section 3.4(c) to exercise its Top-up Right in respect of any Common Shares issued as a result of Dilutive Issuances as contemplated by Section 3.3(b), any Common Shares issued as a result of such Dilutive Issuances shall be counted in determining the percentage of Common Shares owned by the Investor, irrespective of whether the Investor exercised its Top-up Right.

ARTICLE 2.

COMPOSITION AND BOARD MATTERS

2.1         Board Composition and Representation

As long as the Investor owns in the aggregate 10% or more of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, the provisions of this Section 2.1 shall apply.

(a)	The Investor shall be entitled to designate one individual to serve on the Board (the “Board Designee”) for so long as this Section 2.1 applies. For avoidance of doubt, the Investor shall have the right but not the obligation to nominate a Board Designee.

(b)	The Company covenants and agrees to appoint the initial Board Designee within five Business Days of receiving notice thereof from the Investor. The Investor shall consult with the Company in order to understand the Company’s preferences in respect of the skills and experiences that would, in its view, be appropriate in an individual serving on the Board. For avoidance of doubt, the Board Designee may be selected at the Investor’s sole discretion provided such Board Designee meets the necessary requirements for a board director under corporate law and Canadian Securities Laws applicable to the Company.

(c)	Provided that Barrick has designated a Board Designee in accordance with this Agreement, the Company shall, in respect of every meeting of Shareholders at which the election of directors to the Board is considered and at every reconvened meeting following an adjournment or postponement thereof, nominate for election to the Board such Board Designee, and shall use its commercially reasonable efforts to obtain Shareholder approval for the election of the Board Designee at such meeting of Shareholders (including by soliciting proxies in favour of the Board Designee) and to that end, the Company shall (i) support the Board Designee for election in a manner no less rigorous or favourable than the manner in which the Company supports all of its other nominees, and (ii) use commercially reasonable efforts to cause management of the Company to vote their Common Shares, and the Common Shares in respect of which management is granted a discretionary proxy, in favour of the election of the Board Designee at such meeting.

(d)	The Investor shall advise the Company of the identity of any Board Designee at least 15 Business Days prior to the date on which proxy solicitation materials are to be mailed for purposes of any meeting of Shareholders at which the election of directors to the Board is to be considered. If the Investor does not advise the Company of the identity of any such Board Designee prior to such deadline, then the Investor shall be deemed to have nominated its incumbent nominee. The Company shall advise the Investor of the mailing date of any such proxy solicitation materials at least 25 Business Days prior to such date.

(e)	In the event that a Board Designee is not elected to the Board at a meeting of Shareholders or a Board Designee resigns as a director or otherwise refuses to or is unable to serve as a director for any reason, including as a result of death or disability, the Investor shall be entitled to designate a replacement director and the Company agrees to appoint, subject to applicable laws and Exchange requirements, such individual to the Board to serve as a Board Designee until the next meeting of Shareholders at which the election of directors to the Board is considered.

(f)	Any employee of the Investor who serves as a Board Designee shall not be entitled to any salary or compensation from the Company for his or her service as a director of the Company. Notwithstanding the foregoing, each Board Designee shall be entitled to the benefit of customary director’s and officer’s liability insurance and a contractual indemnity agreement with the Company in the form entered into by the other directors of the Company with the Company.

2.2	Board Operations

The Company agrees and undertakes that, so long as the Investor both owns in the aggregate 10% or more of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, and has a Board Designee appointed to the Board:

(a)	all notices of Board meetings shall be delivered by hand or transmitted by mail, fax or e-mail, in a manner consistent with the Company’s articles, policies and good corporate governance practices, and all such notices shall specify the time, date and place of the Board meeting and contain a brief but complete summary of all business on the agenda of the Board meeting; and

(b)	any director may participate in a Board meeting by means of a telephonic, electronic or other communication facility. A director participating by such means is deemed to be present at the Board meeting if so provided in the Company’s articles.

ARTICLE 3.

PARTICIPATION RIGHT & TOP-UP RIGHT

3.1          Notice of Issuances

Subject to Section 3.7 and Section 5.1(a), and provided that the Investor owns at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, if at any time after the date hereof the Company proposes to issue (any resulting issuance, the “Issuance”) any Offered Securities pursuant to a public offering, a private placement or otherwise (but excluding any issuances of Common Shares in respect of which the Top-up Right would be applicable) (each, an “Offering”), the Company will, forthwith, but in any event by the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Issuance that constitutes a public offering of Offered Securities, and at least five Business Days prior to the expected completion date of the Issuance or such shorter time as may reasonably be required in the context of a shelf prospectus Offering, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, if known, the name of any agent(s) or underwriter(s) expected to be involved in the Offering, the intended form of the Offering (e.g., bought deal, overnight marketed, fully marketed, private placement, etc.), the expected use of proceeds of the Offering, the expected closing date of the Offering and the entitlement of the Investor to participate in the Offering based on the information available to the Company at such time.

3.2          Participation Right

(a)	The Company agrees that, subject to Section 3.7 and Section 5.1(a), and provided that the Investor owns at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, the Investor (directly or through an Affiliate, in which case the provisions of this ARTICLE 3 shall apply mutatis mutandis) has the right (the “Participation Right”) to subscribe for and to be issued as part of an Offering, at the offering price per Offered Security determined pursuant to Section 3.6(a), and otherwise on substantially the same terms and conditions of the Offering (provided that, if the Investor is prohibited by Canadian Securities Laws or other applicable law from participating on substantially the same terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit), as follows:

(i)	in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to maintain a percentage ownership interest in the issued and outstanding Common Shares after giving effect to such Offering, that is the same as the percentage ownership interest that it had immediately prior to delivery of the Offering Notice (calculated in accordance with Section 1.6 and subject to the limitation that for so long as the restrictions set forth in Section 5.1(a) remain in place, the Participation Right shall not exceed the percentage limitation imposed by such section); and

(ii)	in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (assuming, for all purposes of this Section 3.2(a)(ii), the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 3.2) allow the Investor to maintain the percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Offering, that is the same as the percentage ownership interest that it had immediately prior to delivery of the Offering Notice (calculated in accordance with Section 1.6 and subject to the limitation that for so long as the restrictions set forth in Section 5.1(a) remain in place, the Participation Right shall not exceed the percentage limitation imposed by such section).

(b)	Notwithstanding any other provision of this Section 3.2, if any Offering is to be conducted on a bought deal basis, then the Investor may, in its sole discretion, choose not to participate in such Offering but instead elect, within two Business Days after the date of receipt of an Offering Notice, to exercise its rights under this Agreement through a private placement to be completed concurrently with the completion of such Offering at the same price per Offered Security as under the Offering and, in such case, shall notify the Company in its Exercise Notice of such election; provided that, if the Investor is offered an opportunity to fully participate in a bought deal prospectus offering and elects to proceed by way of a private placement, and such election would result in the Company having to obtain shareholder approval, the Investor will not be permitted to participate by way of private placement and may only elect to participate in the Offering.

3.3	Top-up Right

(a)	Without limiting Section 3.2, the Company agrees that, subject to the terms of this Section 3.3 and to Sections 3.7 and 5.1(a), provided that the Investor owns at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants the Investor (directly or through an Affiliate, in which case the provisions of this ARTICLE 3 shall apply mutatis mutandis) has the right (the “Top-up Right”) to subscribe for and to be issued in connection with the issuance of Top-up Securities (a “Dilutive Issuance”) up to such number of Common Shares (the “Top-up Shares”) that will allow the Investor to maintain a percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Dilutive Issuances referenced in the Top-up Notice (as defined below), that is the same as the percentage ownership interest that it would have had but for the Dilutive Issuances referenced in the Top-up Notice (subject to the limitation that for so long as the restrictions set forth in Section 5.1(a) remain in place, the Top-up Right shall not exceed the percentage limitation imposed by such section).

(b)	The Top-up Right shall be exercisable from time to time following Dilutive Issuances that result in the reduction of the percentage ownership interest of the Investor by 1.0%, in the aggregate (the “Top-up Threshold”) based on the most recently available information to the Company as to the Investor’s percentage ownership interest.

(c)	Subject to Section 3.3(d), within 10 Business Days of the date on which a Top-up Threshold is achieved, the Company shall deliver a written notice (a “Top-up Notice”) to the Investor notifying the Investor that its Top-up Right has become exercisable and setting out the number of Common Shares issued pursuant to, and the total number of issued and outstanding Common Shares following, such Dilutive Issuances from the end of the last period in respect of which a Top-up Notice was delivered (or, in respect of the first Top-up Notice, (i) during the period beginning July 5, 2020 and ending November 5, 2020 in respect of Convertible Securities issued during that period and (ii) from the date hereof, in the aggregate).

(d)	Notwithstanding Section 3.3(a), Section 3.3(b) or Section 3.3(c), if a Top-up Threshold is achieved, or is likely to be achieved, as determined by the Company acting reasonably, prior to the date on which a record date for a meeting of Shareholders is to be set, prior to setting a record date for a meeting of Shareholders, the Company shall deliver a Top-up Notice to the Investor and, if the Investor delivers an Exercise Notice in accordance with Section 3.4 in response to a Top-up Notice delivered pursuant to this Section 3.3(d), the Company shall in accordance with the provisions of this ARTICLE 3, promptly, and in any event prior to declaring the record date for such Shareholder meeting, complete a Top-up Offering to the Investor.

3.4          Exercise Notice

(a)	If the Investor wishes to exercise the Participation Right or the Top-up Right, the Investor shall give, following receipt of an Offering Notice or a Top-up Notice, as the case may be, written notice to the Company (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities or Top-up Shares that the Investor wishes to subscribe for and purchase pursuant to the Participation Right or the Top-up Right, as applicable.

(b)	With respect to an Offering, the Investor shall deliver an Exercise Notice to subscribe to an Offering within five Business Days after the date of receipt of an Offering Notice or in the case of a public offering that is a bought deal or other expedited form of offering, within two Business Days of receipt of an Offering Notice (in each case, the “Participation Right Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Offering and any rights that the Investor may have had to subscribe for any of the Offered Securities shall be extinguished in respect of such Offering.

(c)	With respect to a Top-up Offering, the Investor shall deliver an Exercise Notice to subscribe to a Top-Up Offering within 10 Business Days after the date of receipt of a Top-up Notice, failing which the Investor will not be entitled to exercise the Top-up Right in respect of the Dilutive Issuances set forth in the Top-up Notice and any rights that the Investor may have had to subscribe for any Top-up Shares issuable in relation to such Dilutive Issuances shall be extinguished. The Company and the Investor shall in accordance with the provisions of this ARTICLE 3, promptly, and in any event within 10 days of the date on which the relevant Exercise Notice is delivered with respect to a Top-up Notice, complete an offering of the number of Top-up Shares that the Investor wishes to subscribe for pursuant to the Top-up Right, as specified in the Exercise Notice, at an offering price per Top-up Share determined pursuant to Section 3.6(b) (each, a “Top-up Offering”).

(d)	Each Exercise Notice shall constitute a binding agreement by the Investor to subscribe for and take up, and by the Company to issue and sell to the Investor, the number of Offered Securities or Top-up Shares, as applicable, that the Investor agrees to subscribe for in its Exercise Notice. In respect of an Offering:

(i)	If the Company at any time proposes to increase the number of any Offered Securities to be issued in the Offering, the Company shall, by notice in writing delivered to the Investor (the “Upsize Notice”), give the Investor the option to subscribe for its pro rata share of the additional Offered Securities (the “Upsize Option”). The Investor shall be entitled to exercise the Upsize Option by delivering a new Exercise Notice to the Company. If no new Exercise Notice is delivered by the Investor to the Company within 24 hours of receipt by the Investor of the Upsize Notice, the Exercise Notice of the Investor delivered in respect of the original Offering Notice shall continue in full force and effect.

(ii)	If for any reason the number of Offered Securities to be issued in the Offering is reduced or otherwise less than the number of Offered Securities set out in the Offering Notice, the Company shall provide written notice to the Investor (the “Downsize Notice”) confirming the new number of Offered Securities of the Offering and the corresponding pro rata reduction of the entitlement of the Investor to participate in the Offering (the “Downsized Entitlement”); provided that no such reduction shall be made to the extent that such reduction would result in a reduction of the percentage ownership interest of the Investor following completion of such Offering. Following delivery of the Downsize Notice, the Exercise Notice and the Downsize Notice shall together constitute a binding agreement by the Investor to subscribe for and take up, and by the Company to issue and sell to the Investor, the number of Offered Securities equal to the Downsized Entitlement and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Offering) to the extent that it has already remitted funds to the Company in payment in connection with such Offering.

(e)	If the Company has not issued the Offered Securities in connection with an Offering within 90 days of the expiry of the relevant Participation Right Notice Period, the Company shall not thereafter proceed with such Offering without providing the Investor with a new Offering Notice and further opportunity to deliver an Exercise Notice in respect of such Offering.

3.5	Issuance of Offered Securities and Top-up Shares

(a)	The Company agrees to take any and all commercially reasonable steps as are required to facilitate the rights of the Investor set forth in this ARTICLE 3, including: (i) undertaking a private placement or directed offering of Offered Securities to the Investor as part of or concurrently with such Offering; (ii) if required, increasing the size of the Offering to satisfy its obligations to the Investor pursuant to Sections 3.2 and 3.4; and (iii) undertaking a private placement of Top-up Shares to the Investor, in each case, subject to compliance with applicable law and obtaining any regulatory or other approvals required by applicable law or the Exchange.

(b)	If the Company receives an Exercise Notice from the Investor, then the Company shall use its commercially reasonable efforts to obtain all required approvals (including the approval(s) of the Exchange and any required approvals under Canadian Securities Laws and, subject to Section 3.5(c), any Shareholder approval required under applicable law, including by using commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and any shares of the Company entitled to vote on the matter and all votes received by proxy granting discretion to the proxy holder in favour of the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor), in order to issue to the Investor, against payment of the subscription price payable in respect thereof (as determined pursuant to Section 3.6(a) or 3.6(b), as applicable), that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(c)	If the Company is required by the Exchange or otherwise under applicable law to seek Shareholder approval for the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor, then the Company shall: (i) call and hold a meeting of its Shareholders to consider the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 90 days after the date that the Company is advised by the Exchange or other applicable Governmental Entity that it will require Shareholder approval; and (ii) recommend approval of the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor and shall solicit proxies in support thereof. The Investor shall have a reasonable advance right to review and provide comments on all materials to be provided to the Shareholders in connection with such meeting, and the Company shall give reasonable consideration to all such comments made and shall incorporate all comments that relate to or refer to the Investor, to the extent commercially reasonable.

(d)	If the purchase and sale of any Offered Securities or Top-up Shares, as applicable, to the Investor is delayed as a result of the need to obtain Exchange, Shareholder or any other approval: (i) such sale shall be completed within five Business Days of receipt of the last of the required approvals; and (ii) any decrease in the percentage ownership interest of the Investor occurring between the time of the delivery of the Offering Notice or Top-up Notice and the issuance of Offered Securities or Top-up Shares, as applicable, to the Investor pursuant to its Exercise Notice shall be disregarded for all purposes of this Agreement and, notwithstanding any other provision of this Agreement, the percentage ownership interest of the Investor shall be deemed to be unchanged until the Offered Securities or Top-up Shares, as applicable, subscribed by the Investor in its Exercise Notice have been issued and sold to the Investor.

3.6         Offering Price

(a)	The Participation Right will be exercisable by the Investor at the offering price made available by the Company to other investors in such Offering; provided that if the offering price is lowered by the Company in the course of any such Offering, the Investor will be entitled to pay the lowest price paid to the Company by any investor in the relevant Offering without regard to any applicable fees or commissions (except for any such fees or commissions that are paid or payable to the ultimate beneficial purchasers of such Offered Securities) in respect of each class of securities issued (and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Offering) to the extent that it has already remitted funds to the Company in payment in connection with such Offering) and otherwise on substantially the same terms and conditions offered to other investors in the Offering.

(b)	The Top-up Right will be exercisable by the Investor at the Market Price calculated as at the date on which the applicable Exercise Notice is delivered, subject to Exchange approval.

3.7         Issuances Not Subject to Rights

Notwithstanding anything to the contrary contained herein, neither the Participation Right nor the Top-up Right will apply to any Issuances in the following circumstances:

(a)	a rights offering that is open to all Shareholders of the Company, including the Investor;

(b)	any share split, share dividend or recapitalization of the Company or any Subsidiary, provided that the beneficial Shareholders of the Company or such Subsidiary, as applicable, do not change as a result thereof;

(c)	for compensatory purposes, Issuances of stock options or other Convertible Securities to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to the Stock Option Plan or any other security compensation plan of the Company (provided that the Top-up Right shall apply to Issuances of Common Shares pursuant to such stock options or other Convertible Securities);

(d)	an Offering of Offered Securities or Top-up Shares to the Investor or any of its Affiliates;

(e)	Issuances of Common Shares pursuant to the conversion of Convertible Securities that were Offered Securities issued pursuant an Offering, irrespective of whether the Investor exercised its Participation Rights in relation to such Offered Securities; or

(f)	a Significant M&A transaction.

ARTICLE 4.

COVENANTS

4.1          Reporting Issuer Status and Listing of Common Shares

The Company shall, during the term of this Agreement, use commercially reasonable efforts to:

(a)	maintain the Company’s status as a “reporting issuer” not in default under the Canadian Securities Laws in British Columbia, Alberta and Saskatchewan; and

(b)	maintain the listing of the Common Shares on the Exchange,

provided that these covenants shall not restrict or prevent the Company from engaging in or completing any transaction which would result in the Company ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on the Exchange, provided that: (i) the holders of Common Shares receive: (A) cash; (B) securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by the Company; or (C) a combination of (A) and (B); or (ii) the Investor or the holders of the Common Shares have approved or otherwise consented to the transaction (by the requisite majority required under applicable securities and corporate law).

4.2          No Conflict

The Company covenants and agrees that any shareholder rights plan or similar instrument, or advance notice by-law or policy or similar instrument, of or adopted by the Company shall not restrict, limit, prohibit or conflict with the exercise by the Investor of its nomination rights under Section 2.1 or its Participation Right or Top-up Right in ARTICLE 3.

ARTICLE 5.

STANDSTILL AND VOTING

5.1	Standstill

(a)	Subject to the terms and conditions of this Section 5.1, for a period of 18 months following the date hereof, neither the Investor nor any of its Affiliates will, without the prior approval of the Company:

(i)	acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase, merger, take-over bid, business combination or otherwise, individually or acting jointly or in concert with any other Person (as determined in accordance with Section 1.9 of NI 62-104, hereinafter referred to as “Acting Jointly or in Concert”), any voting securities of the Company and/or Convertible Securities (a “Share Transaction”) if such Share Transaction would result in the Investor and its Affiliates having, directly or indirectly, beneficial ownership of, or control or direction over, more than 19.9% of an outstanding class of voting securities of the Company (calculated in accordance with Section 1.8 of NI 62-104);

(ii)	directly or indirectly, make, or in any way participate in, any solicitation of proxies to vote, or encourage, seek to advise or influence any other Person (other than an Affiliate of the Investor) with respect to the voting of any voting securities of the Company (other than in respect of the voting securities of the Company held by the Investor pursuant to subsection (a)(i) of this Section 5.1 or Section 5.1(c));

(iii)	otherwise act alone or in concert with others to seek to control the management of the Company or the Board or policies of the Company, other than through any Board Designee that may be elected to the Board;

(iv)	enter into any discussions, arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aid, assist or encourage any other Person with respect to the foregoing; or

(v)	make any public announcement with respect to the foregoing, except as may be required by applicable law, regulatory authorities or stock exchanges.

(b)	The restrictions contained in Section 5.1(a) shall terminate immediately upon the earlier of (each a “Spring Event”):

(i)	the date on which the Company or the Board announces an intention to agree or agrees with a Third Party to a merger, amalgamation, arrangement or similar transaction or the sale, directly or indirectly, of all or substantially all of the assets of the Company (collectively, a “Transaction”) which, if such Transaction is successfully completed, will result in shareholders of the Company holding less than 50% of the outstanding voting securities of the resulting corporation or entity;

(ii)	the date on which the Company enters into an agreement with a Third Party pursuant to which the Company has agreed to support and recommend, or announces its support for or recommendation in favour of, a take-over bid or tender or exchange offer for more than 50% of the outstanding voting securities of the Company made by a Third Party (or an Affiliate of such Third Party);

(iii)	the date upon which a Third Party makes an unsolicited take-over bid or tender or exchange offer for more than 50% of the outstanding voting securities of the Company, or announces an intention to do so;

(iv)	the date on which the Company or any of its Affiliates agrees to the transfer, sale or other disposition, directly or indirectly, of all or substantially all of the assets of the Company, on a consolidated basis, or announces an intention to do so; or

(v)	the date on which a Third Party (together with any Affiliates) enters into an agreement to acquire, or acquires, (A) direct or indirect beneficial ownership of, (B) the right to exercise control or direction over, or (C) a combination of direct or indirect beneficial ownership of and the right to exercise control or direction over securities of the Company, which together with any securities already directly or indirectly held or controlled by the Third Party and its Affiliates, in aggregate would constitute more than 50% of the voting rights attached to the outstanding voting securities of the Company.

(c)	The restrictions in this Section 5.1 shall not prevent the Investor or any of its Affiliates from acquiring securities of the Company where such acquisition results from the Investor’s or any of its Affiliates’ acquisition of the securities of a Person or company which acquired the securities of the Company without the Investor’s solicitation or breach of this Agreement, provided that the primary assets of such Person are not Common Shares, voting securities or other securities convertible into Common Shares.

(d)	Notwithstanding anything in this Section 5.1, the Investor shall be permitted at any time to make a confidential proposal to the Board regarding any of the transactions or activities contemplated in Section 5.1(a), to enter into confidential discussions or negotiations with the Board with respect to the terms of any such transactions or activities and to enter into any agreement with the Company providing for or relating to the consummation of any such transactions or activities.

ARTICLE 6.
MISCELLANEOUS

6.1	Governing Law; Specific Performance

(a)	This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws applicable therein.

(b)	Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

(c)	It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order, without bond. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

6.2	Amendments

No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and executed by all Parties hereto, provided that any amendment shall be subject to any required notice to and approval of the Exchange.

6.3	Successors and Assigns

The rights provided by this Agreement may only be assigned, in whole or in part, by the Investor to a Permitted Assign without the prior approval of the other Parties conditional upon the Investor guaranteeing to the Company the performance of the obligations of the Permitted Assign prior to any such assignment. Upon such assignment, the Permitted Assign shall be treated as the Investor for all purposes under this Agreement, except that any entitlements to notice and any entitlements to furnished documentation pursuant to this Agreement shall be satisfied by the Company through delivery to the transferring Investor on behalf of the Permitted Assign. Except as otherwise expressly provided, the provisions prescribed herein shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties and Permitted Assigns hereto.

6.4	Entire Agreement

This Agreement, the Option Agreement and the other agreements and documents delivered pursuant hereto and thereto constitute the full and entire understanding and agreement between the Parties with regard to the subject hereof and no Party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

6.5	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

6.6	Delays or Omissions

It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any holder, upon any breach, default or noncompliance of any Party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Party’s part of any breach, default or noncompliance under the Agreement or any waiver on such Party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to holders, shall be cumulative and not alternative.

6.7	Further Assurances

Each of the Parties shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

6.8	Filing of Agreement

The Parties hereby agree that if the Company determines that Canadian Securities Laws require it to file this Agreement (and any amendment hereto) on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval, www.SEDAR.com, the Investor shall be given prior notice of such filing and the opportunity to review and provide comments on the redactions to this Agreement (or of any amendment hereto) that should be made prior to such filing by the Company, and the Company shall file such redacted version only after incorporating any commercially reasonable comments of the Investor.

6.9	Notices

Any notice under this Agreement shall be given in writing and either delivered, sent by electronic means (including email) or mailed by prepaid registered post to the Party to receive such notice at the address or email address indicated below:

(a)	to the Company at:

Skeena Resources Limited.
Suite 650, 1021 West Hastings Street
Vancouver, British Columbia V6E 0C3

Attention: President

Email: [Redacted]

with a copy (which shall not constitute notice) to:

McCarthy Tetrault LLP
Suite 5300
TD Bank Tower
Box 48, 66 Wellington Street West
Toronto ON M5K 1E6

Attention:	[Redacted]
Email:	[Redacted]

(b)	to the Investor at:

Barrick Gold Inc.
TD Canada Trust Tower
161 Bay Street, Suite 3700
Toronto, ON M5J 2S1
Canada

Attention:	[Redacted]
Email:	[Redacted]

With a copy to:

Attention:	General Counsel
Email:	[Redacted]

or such other address or email address as such Party may hereafter designate by notice in writing to the other Parties. If a notice is delivered, it shall be effective from the date of delivery; if such notice is sent by electronic means during normal business hours of the addressee, it shall be effective on the Business Day such notice is sent and, if not sent during normal business hours of the addressee, then on the Business Day following the date such notice is sent; and if such notice is sent by mail, it shall be effective seven Business Days following the date of mailing, excluding all days when normal mail service is interrupted.

6.10	Counterparts

This Agreement may be executed in any number of counterparts (whether by fax or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one instrument.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date set forth above.

SKEENA RESOURCES LIMITED

“Walter Coles Jr.”
Name:	Walter Coles Jr.
Title:	President, CEO & Director

BARRICK GOLD INC.

Name:
Title:

[Signature Page to Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date set forth above.

SKEENA RESOURCES LIMITED

Name:
Title:

BARRICK GOLD INC.

“Dana Stringer.”
Name: Dana Stringer
Title: Secretary

[Signature Page to Investor Rights Agreement]